EXHIBIT 99.1

DESCARTES ANNOUNCES FISCAL 2006 THIRD QUARTER FINANCIAL RESULTS
Third consecutive profitable quarter with increased revenues and gross margins

WATERLOO, ONTARIO, December 1, 2005— The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises, today announced its financial results for the third quarter fiscal year 2006 (Q3FY06) ended October 31, 2005. All financial results referenced are unaudited, are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

As described in more detail below, key financial highlights for Descartes in Q3FY06 include:

•	Revenues of $11.5 million, up from $11.0 million in the year-ago quarter (Q3FY05) and $11.4 million in the previous quarter (Q2FY06);
•	Gross margin of 61%, improved from 57% in Q3FY05 and 60% in Q2FY06;
•	Earnings per share of $0.02, compared to a loss per share of $0.07 in Q3FY05 and unchanged from earnings per share of $0.02 in Q2FY06;
•
Positive EBITDA of $1.7 million, compared to an EBITDA loss of $0.7 million in Q3FY05 and positive EBITDA of $1.5 million in Q2FY06. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes’ progress in aligning its operating expenses to its visible and recurring revenues;

•
Cash, cash equivalents and marketable securities of $31.2 million, up $11.8 million or 61% from $19.4 million in Q3FY05 (excluding the $27.0 principal amount of convertible debentures that were repaid on June 30, 2005), and up $2.9 million or 10% from $28.3 million at the end of Q2FY06; and

•	Further reduction in days-sales-outstanding (DSOs) to 42 days, down from 68 days in Q3FY05 and 47 days in Q2FY06.

The following table summarizes Descartes’ progression in the categories specified below over the past 5 fiscal quarters (dollar amounts in millions, except per share amounts):

	Q3FY06	Q2FY06	Q1FY06	Q4FY05	Q3FY05
Revenue	11.5	11.4	11.3	11.0	11.0
Gross margin (% of revenues)	61%	60%	57%	55%	57%
EBITDA	1.7	1.5	1.5	1.2	(0.7)
Earnings (loss) per share	0.02	0.02	0.01	(0.02)	(0.07)
Net cash position*	31.2	28.3	26.1	21.8	19.4
DSOs	42 days	47 days	52 days	58 days	68 days

* Net cash position represents the aggregate cash, cash equivalents and marketable securities as at the end of the fiscal quarter, less the balance, if any, owing on the company’s convertible debentures.

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Descartes Announces Q3FY06 Results - Page 2

Q3FY06 Financial Results
Total revenues have increased to $11.5 million for Q3FY06 from $11.0 million in Q3FY05 and $11.4 million in Q2FY06. Gross margin in Q3FY06 was 61%, increased from 57% in Q3FY05 and 60% in Q2FY06. Descartes generated net income of $0.6 million in Q3FY06, compared to a net loss of $2.7 million in Q3FY05, and net income of $0.9 million in Q2FY06. Net income in Q2FY06 included a one-time gain of $0.9 million from a disposition by Descartes of a long-term investment. On a basic and fully diluted basis, earnings per share in Q3FY06 were $0.02, improved from a loss of $0.07 in Q3FY05, and unchanged from earnings per share of $0.02 in Q2FY06.

Descartes reported positive EBITDA in Q3FY06 of $1.7 million, significantly improved from an EBITDA loss of $0.7 million in Q3FY05, and up from EBITDA of $1.5 million in Q2FY06. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes’ progress in aligning its operating expenses to its visible and recurring revenues.

Descartes’ DSOs for Q3FY06 were 42 days, down 26 days from 68 days in Q3FY05 and five days lower than Q2FY06 DSOs of 47 days.

Descartes’ aggregate cash, cash equivalents and marketable securities at the end of Q3FY06 were $31.2 million, which are up $2.9 million from $28.3 million at the end of Q2FY06. Cash generated from operations was $3.0 million in the quarter, which included $0.1 million used in restructuring activities.

“We have again delivered improvements in EBITDA, revenues, gross margin, DSOs and cash,” said Brandon Nussey, Descartes’ CFO. “We have a solid balance sheet and an excellent platform from which to continue delivering value to our customers and shareholders.”

“The successes that our customers have achieved using our logistics solutions are reflected in another quarter of positive financial results,” commented Arthur Mesher, Descartes’ CEO. “Our customers and business partners recognize that Descartes’ solutions help improve delivery performance and productivity, and this is in turn presenting us with opportunities to demonstrate our value to new customers. With one of the world’s largest networks of cargo carriers, logistics services providers and their customers, together with our recognized leading delivery management solutions, we believe we are a compelling choice for our current and future customers to enhance their delivery operations.”

Other Recent Announcements

•
In September 2005, Descartes announced the commencement of a normal course issuer bid that enables the company to purchase, if it so chooses, from time to time on the Toronto Stock Exchange or Nasdaq Stock Exchange, up to an aggregate of 3,067,646 common shares over a period of 12 months ending September 19, 2006. The company is restricted to purchasing no more than 2,035,290 common shares during this period on the Nasdaq stock exchange. Descartes has not made any purchases pursuant to the normal course issuer bid;

•
In October 2005, Descartes announced that ARC Advisory Group had named Descartes as a Top Provider of Transportation Management Solutions in its Transportation Management Worldwide Outlook publication;

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Descartes Announces Q3FY06 Results - Page 3

•
Also in October 2005, the company announced that Precision Software had joined the Descartes Global Logistics Network™ (GLN), thereby enabling Precision’s customers to exchange and access electronic shipment information with the more than 2,000 carriers and logistics services providers on the GLN;

•
Later in October 2005, Descartes announced that Longo Brothers Fruit Markets, a leading grocer in Canada, had taken the Descartes Challenge™ and successfully deployed Descartes’ On-Demand Fleet Management Service™ to improve delivery productivity and customer service;

•
In early November 2005, the company announced that Schenker, Inc., a leading international air and ocean freight forwarder, customs broker and logistics services provider, had signed a multi-year agreement to use Descartes’ Local Haulage™ service to help manage its North American carrier network;

•
Also in November, Descartes announced that other world-leading freight-forwarders headquartered in Japan and Germany engaged Descartes to connect them to local dray-haulers, cartage agents, and pick-up and delivery agents to help monitor the first- and last- mile of delivery;

•	Air Canada Cargo extended its GLN services contract with Descartes in November, citing Descartes’ global reach and high quality support as reasons for the extension;

•
Later in November 2005, Descartes announced that transportation and logistics services provider Cargo Express, Inc. was using Descartes’ Multimodal Track & Trace™ service to gain visibility to global shipments and help improve customer service; and

•
The company announced on November 15, 2005 that it had issued new releases to its Delivery Management™ and GLN services suites. In the announcement, Descartes customers Cargo Express and Safety-Kleen indicated their success in using the new releases.

Conference Call
Company management will discuss these results, business prospects, and future expectations in a live conference call and audio webcast with the financial community at 8 a.m. ET today, December 1, 2005. Interested parties may listen to the audio webcast via the Descartes website at http://www.descartes.com/investors, or can dial in to the conference call at 800-811-0667 or 913-981-4901. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting reservation number 2254162. An archived replay of the webcast will also be available through the Descartes Web site at http://www.descartes.com/investors.

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Descartes Announces Q3FY06 Results - Page 4

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand delivery management solutions for transportation, logistics, manufacturing, retail and distribution enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Safe Harbor Statement
This release contains forward-looking statements that relate to the positioning of Descartes to deliver results and enhance its performance, progress in aligning operating expenses to revenues, and other matters. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the Company’s ability to continue to align operating expenses to visible and recurring revenues; the ability to achieve additional cost reductions on a timely basis; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

Reconciliation of Non-GAAP Financial Measure

EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company. The term "EBITDA" refers to a financial measure that is defined as earnings before interest (represented as Other income (expense) on the Consolidated Statements of Operations), taxes, depreciation and amortization. However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income (loss) determined in accordance with GAAP. We have presented EBITDA to provide additional information with respect to Descartes’ current operating performance and, in particular, Descartes’ progress in aligning its operating expenses to its visible and recurring revenues. The table below reconciles EBITDA to net income (loss) reported in our unaudited Consolidated Statements of Operations for Q3FY06, Q2FY06, Q1FY06, Q4FY05 and Q3FY05, which we believe is the most directly comparable GAAP measure. EBITDA for each of Q1FY06 and Q4FY05 included a $0.2 million restructuring recovery.

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Descartes Announces Q3FY06 Results - Page 5

Reconciliation of EBITDA

(US dollars in millions)	Q3FY06	Q2FY06	Q1FY06	Q4FY05	Q3FY05

Net income (loss), as reported on Consolidated Statements of Operations	0.6	0.9	0.5	(1.0)	(2.7)
Adjustments to reconcile to EBITDA:
Other expense (income)	(0.1)	(0.8)	(0.3)	0.3	0.3
Income tax expense	—	—	—	0.1	0.1
Depreciation expense	0.5	0.5	0.5	0.7	0.5
Amortization of intangible assets and deferred compensation; impairment of goodwill	0.7	0.9	0.8	1.1	1.1
EBITDA	1.7	1.5	1.5	1.2	(0.7)

Contact Information:
Mary Meldrum
Tel: (519) 746-6114, ext. 2577
pr@descartes.com

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; OCTOBER 31 DATA UNAUDITED)

	October 31,	January 31,
	2005	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,256	17,220
Marketable securities	3,934	31,534
Accounts receivable
Trade	5,308	7,097
Other	414	1,008
Prepaid expenses and other	981	1,325
	37,893	58,184
CAPITAL ASSETS	5,722	6,966
LONG-TERM INVESTMENT	—	3,300
INTANGIBLE ASSETS	2,014	4,122
	45,629	72,572

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	1,764	1,805
Accrued liabilities	3,606	5,429
Deferred revenue	3,024	2,605
Convertible debentures	—	26,995
	8,394	36,834

SHAREHOLDERS' EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding totaled 40,718,111 at October 31, 2005 (January 31, 2005 - 40,705,811)	15	364,907
Additional paid-in capital	446,565	81,658
Unearned deferred compensation	(91)	(193)
Accumulated other comprehensive income (loss)	(550)	93
Accumulated deficit	(408,704)	(410,727)
	37,235	35,738
	45,629	72,572

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
REVENUES	11,487	11,045	34,221	35,366
COST OF REVENUES	4,523	4,711	13,938	16,068
GROSS MARGIN	6,964	6,334	20,283	19,298
EXPENSES
Sales and marketing	2,023	2,329	6,241	16,107
Research and development	1,761	2,102	5,084	8,736
General and administrative	2,016	2,633	6,140	12,265
Amortization of intangible assets	665	1,005	2,108	3,136
Impairment of goodwill	—	—	100	18,038
Restructuring costs and asset impairment	—	556	(221)	14,264
	6,465	8,625	19,452	72,546
INCOME (LOSS) FROM OPERATIONS	499	(2,291)	831	(53,248)
OTHER INCOME (EXPENSE)
Interest expense	—	(425)	(699)	(1,299)
Investment income	130	109	479	405
Gain on sale of long-term investment	—	—	1,420	—
	130	(316)	1,200	(894)
INCOME (LOSS) BEFORE INCOME TAXES	629	(2,607)	2,031	(54,142)
INCOME TAX EXPENSE - CURRENT	—	(123)	(8)	(230)
NET INCOME (LOSS)	629	(2,730)	2,023	(54,372)
EARNINGS (LOSS) PER SHARE
Basic and diluted	0.02	(0.07)	0.05	(1.34)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	40,709	40,706	40,707	40,706
Diluted	41,667	40,706	41,525	40,706

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
OPERATING ACTIVITIES	2005	2004	2005	2004
Net income (loss)	629	(2,730)	2,023	(54,372)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	514	544	1,537	1,662
Amortization of intangible assets	665	1,005	2,108	3,136
Impairment of goodwill	—	—	100	18,038
Write-off of redundant assets	—	—	—	5,770
Amortization of convertible debenture costs	—	64	107	192
Amortization of deferred compensation	34	34	102	103
Gain on sale of long-term investment	—	—	(1,420)	—
Changes in operating assets and liabilities:
Accounts receivable
Trade	665	1,708	1,789	4,651
Other	503	367	594	1,552
Prepaid expenses and other	234	424	237	1,187
Accounts payable	111	1,176	(41)	(1,707)
Accrued liabilities	(65)	(2,374)	(2,466)	2,681
Deferred revenue	(281)	(261)	419	(598)
Cash provided by (used in) operating activities	3,009	(43)	5,089	(17,705)
INVESTING ACTIVITIES
Maturities of marketable securities	77	4,228	26,614	22,252
Sale of marketable securities	—	—	10,000	8,198
Purchase of marketable securities	—	(3,197)	(9,014)	(12,137)
Additions to capital assets	(167)	(25)	(293)	(992)
Sale of long-term investment	—	—	4,720	—
Acquisition of subsidiary	—	—	(100)	—
Cash provided by (used in) investing activities	(90)	1,006	31,927	17,321
FINANCING ACTIVITIES
Repayment of convertible debentures	—	—	(26,995)	—
Issuance of common shares	15	—	15	—
Cash provided by (used in) financing activities	15	—	(26,980)	—
Increase (decrease) in cash and cash equivalents	2,934	963	10,036	(384)
Cash and cash equivalents at beginning of period	24,322	11,840	17,220	13,187
Cash and cash equivalents at end of period	27,256	12,803	27,256	12,803